Sub-Item 77M:  Mergers


On August 11, 2017, the shareholders of the Rainier International Discovery Fund (the "Predecessor Fund"), which was included as a series of another investment company, Rainier Investment Management Mutual Funds, and that was advised by Rainier Investment Management, LLC approved the reorganization of the Institutional shares and Class A shares of the Predecessor Fund with and into the corresponding Class I and Class K shares of the Rainier International Discovery Series (the "Series"), which is a series of Manning & Napier Fund, Inc. (the "Fund') and advised by Manning & Napier Advisors, LLC. Effective as of the close of business on August 21, 2017, the assets and liabilities of the Predecessor Fund were transferred to the Series. The reorganization was accomplished by a tax-free exchange of shares. Rainier Investment Management, LLC is now a sub-advisor of the Series. The Series changed its fiscal year end to October 31, 2017 to reflect the fiscal year end of the Fund.